Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

February 10, 2023

Via EDGAR Filing

Mr. Michael A. Rosenberg

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2290

Core Four Retirement Portfolio, Series 22

File Nos. 333-269017 and 811-03763

Dear Mr. Rosenberg:

This letter responds to the comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2290, filed on December 27, 2022, with the Securities and Exchange Commission. The registration statement proposes to offer the Core Four Retirement Portfolio, Series 22 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.       The “Principal Investment Strategy” section states that the trust may invest in real estate investment trusts and in ETFs that may invest in corporate bonds and senior loans. Please add risk disclosure regarding these securities to the “Principal Risks” section.

Response: The appropriate risk disclosures will be included in the final prospectus based upon the trust’s portfolio. If the trust invests in these securities, the trust will add the corresponding risk disclosures to the appropriate risk section(s).

2.       In the third paragraph in the “Principal Investment Strategy” section it states the trust may include common stocks of U.S. and non-U.S. companies. Please confirm whether this refers to listed ADRs. If so, please clarify and add corresponding principal risk disclosure.

Response: The trust may invest in ADRs, GDRs and New York Registry Shares. In response to the comment, referenced disclosure has been revised as follows: “The U.S.-listed common stocks held by the trust may include the common stocks of small-, mid- or large-capitalization U.S. and non-U.S. companies, including ADRs, GDRs and New York Registry Shares.” If the trust invests in these securities, the trust will add the corresponding risk disclosures to the appropriate risk section(s).

3.       Under “Higher-Yielding Income Sleeve” it states, “[a]pproximately 30% of the trust portfolio will constitute securities that seek to deliver an above average income stream.” Please explain to what asset class “above average” applies. Does this sleeve seek higher than average income relative to other high yield bonds or U.S. dividend paying stocks? It may be more appropriate to state that this sleeve seeks to deliver high income.

Response: In response to the comment, the referenced disclosure has been revised as follows: “Approximately 30% of the trust portfolio will constitute securities that seek to deliver high income.”

4.       Under “Principal Stability Sleeve” it states that the ETFs in which the trust will invest under this sleeve hold at least 80% of their portfolios in investment-grade fixed-income securities. Please disclose the primary types of fixed income securities which these ETFs will invest.

Response: In response to the comment, the referenced disclosure has been revised as follows: “Approximately 30% of the trust portfolio seeks to reduce potential volatility of the overall portfolio by investing in ETFs that hold at least 80% of their portfolios in investment grade fixed-income securities, including, but not limited to, treasuries, government inflation protection bonds, fixed and floating rate corporate bonds, mortgage-backed securities and municipal bonds.”

5.       Under the “Capital Appreciation Sleeve” please explain how you are defining growth companies. Consider moving up some of the disclosure from the growth company risk section here.

Response: In response to the comment, the referenced disclosure has been revised as follows: “Growth. Companies with a history of (and prospects for) above average growth of dividends, sales and earnings. Companies which, based upon their higher than average price/book ratios, are expected to experience greater earnings growth rates relative to other companies in the same industry or the economy as a whole.”

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren